POULTON & YORDAN
ATTORNEYS AT LAW

RICHARD T. LUDLOW

June 27, 2007

Frank Wyman
Staff Accountant
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Pacific Health Care Organzation, Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2006
Filed on April 14, 2007
File No.: 000-50009

Dear Mr. Wyman:

In response to your telephone call of June 18, 2007, this letter will confirm an error in the Annual Report on Form 10-KSB Pacific Health Care Organization, Inc. (the “Company”).  As we discussed, the error appears in the notes to the financial statements.  More specifically, in the first table to “Note 5 -   Income Taxes” in the 2005 (Restated) column.  The table currently discloses under the “Current”, “State” a tax provision of “$17,596” and a “Total tax provision (benefit)” of “$21,192.”  In fact, “Current”, “State” should be “$41,639” and the “Total tax provision (benefit)” should be “45,235.”  The Company believes this error to be immaterial and therefore, as per our discussion, rather than amend the Annual Report, the Company proposes to correct the error prospectively in future filings.

Further to our discussion of June 18, 2007, please also find an excerpt from an email correspondence I sent you in April 2007 providing additional information explaining the Company’s basis for determining its materiality thresholds in connection with the errors in tax expenses for the 2002 through 2005 fiscal years.  Below please find the relevant excerpt from the aforementioned email:

I also shared with the Company and the Company’s independent auditors our discussion on materiality.  I explained to them your concerns that while investors and analysts may have been concerned with revenues during the dot.com era, in the current market there is much more focus on earnings before taxes.  We discussed that pushing the tax expense into any one year may distort the ability of shareholders to spot earnings trend.

POULTON & YORDAN	TELEPHONE: 801-355-1341
324 SOUTH 400 WEST, SUITE 250	FAX: 801-355-2990
SALT LAKE CITY, UTAH 84101	POST@POULTON-YORDAN.COM

Mr. Frank Wyman
June 27, 2007

    Based on my discussion with you, the Company has gone back and looked at the effect to net income and earnings based on what was previously disclosed for the fiscal years ended December 31, 2002, 2003, 2004 and 2005 and has adjusted income before taxes, net income and net income per share were the Company to correct the state tax errors for each year.

In the following tables, the first line shows income (loss) before taxes, tax expense and net income (loss) as currently reported.  The Company has also included the net income (loss) per share.  The second line presents the same information on an adjusted basis to take into account the state tax errors.  The third line shows the differences.

2002

Income (loss) before taxes	Tax expense	Net income (loss)	Net income (loss) per share

$(35,262)	$-0-	$(35,262)	$(0.0022)
$(35,262)	$4,229	$(39,491)	$(0.0025)
$-0-	$4,229	$4,229	$(0.0003)

2003

Income (loss) before taxes	Tax expense	Net income (loss)	Net income (loss) per share

$57,973	$-0-	$57,973	$0.0037
$57,973	$10,391	$47,582	$0.0030
$-0-	$10,391	$10,391	$0.0007

2004

Income (loss) before taxes	Tax expense	Net income (loss)	Net income (loss) per share

$155,075	$671	$154,404	$0.0100
$155,075	$9,423	$146,652	$0.0094
$-0-	$8,752	$9,423	$0.0006

2005

Income (loss) before taxes	Tax expense	Net income (loss)	Net income (loss) per share

$(7,838)	$21,485	$(29,323)	$(0.0019)
$15,912	$21,192	$(5,280)	$(0.0003)
$23,750	$293	$24,043	$0.0016

The Company understands the staff’s concern that shareholders and the market be provided accurate financial statement disclosure regarding pre and post tax earnings and that these can be important metrics for investors and analysts in determining earnings trends and hence market value for shares.

Mr. Frank Wyman
June 27, 2007

    The Company would also note that these practices are most common among large established issuers where many other factors are present such as:  trading occurs on major exchanges; there is consistent significant daily trading volume; share positions are held by large institutional investors; the issuers generate significant revenue and earnings; the issuers put emphasis on earnings as important value drivers by releasing quarterly earnings estimates and reports; and there is broad buy and sell side analyst coverage that closely scrutinizes the results of historical financial performance in the context of  attempting to identify future trends.

However, the Company believes that the importance of pre and post tax earnings are not central concerns in cases where the foregoing factors are absence.  The Company believes that the staff of the SEC has acknowledged that there is a disconnect between value drivers of large and mid cap issuers from the drivers of micro cap issuers.  Therefore, the Company believes applying standards relevant to larger issuers in the context of very small issuers regarding very insignificant amounts does not support the finding of materiality.

PHCO does not generate significant revenue and/or earnings.  As you can see, in the years from 2002 to 2005 in the Company’s best year, its income before taxes was approximately $155,000, in its worst year it realized a loss before taxes of $35,000.  In other words over the time frame under consideration, earnings (loss) before taxes remained within a range of $190,000.   On a per share basis, its revenues and losses each year are measured in the tenths or hundredths of a cent.  The Company does not issue quarterly or annual earnings estimates.  The Company has no institutional investors and no analyst coverage.  The trading volume in the shares is light and intermittent.  In fact, based on the limited trading activity, the Company is confident its shareholder list has not changed significantly from 2002 to 2005.  All of these facts seem to indicate that the Company’s shareholders are not basing their investment decisions on the Company’s earnings or trends in earnings.

While the Company acknowledges that in some of the years presented above a mathematical calculation of the impact of the errors on income before taxes may exceed the materiality threshold you suggest.  The Company suggests that that materiality standard is not the appropriate standard in light of the totality of the circumstances and the nature of the Company’s shareholder base.  It is hard to imagine that changes to earnings that are measured in the hundredths of a cent on a per share basis would be considered material by any of the Company’s shareholders or that they would be interpreted as important drivers by financial analysts that might employ your materiality standard in other contexts.

The Company has discussed this matter with its independent auditors who agree with the Company’s analysis.  It has always been my experience, that the most common measure of materiality is based on revenue and/or total assets, not income before taxes.  As discussed in the Company’s prior response, under that standard, the errors are not material.

Mr. Frank Wyman
June 27, 2007

    Again, the Company would like to thank you for your ongoing assistance in resolving the staff’s comments.  If you have any questions or require additional information, please contact me directly.

Very truly yours,

POULTON & YORDAN

Richard T. Ludlow
Attorney at Law